UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 8)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

bluebird bio, Inc.

(Name of Subject Company)

bluebird bio, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities)

Andrew Obenshain

President and Chief Executive Officer

bluebird bio, Inc.

455 Grand Union Boulevard

Somerville, Massachusetts 02145

(339) 499-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R. Scott Shean

Andrew Clark

Brian R. Umanoff

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by bluebird bio, Inc., a Delaware corporation (“bluebird” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, relating to the tender offer by Beacon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Beacon Parent Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding Shares in exchange for (i) $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the milestone specified in, and subject to and in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Explanatory Note:

The supplemental information provided in Item 4 should be read in conjunction with the Schedule 14D-9 in its entirety. The Company believes that no such supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth in Item 4 below and should be read in conjunction with the Schedule 14D-9. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth in Item 4. If additional, similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such filings.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The eighth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” beginning on page 17 of the Schedule 14D-9 is amended and supplemented as follows:

On November 20, 2024, following discussions between the Company and its then financial advisor regarding the lack of interest from third parties in a transaction with the Company, the Company and its financial advisor mutually agreed to terminate the engagement. That same day, the Company, with approval from the Company Board, engaged Leerink Partners LLC (“Leerink Partners”) as placement agent to conduct outreach for a debt or equity financing transaction for the Company. Leerink Partners was selected, in part, because of its reputation as an internationally recognized investment banking firm and its substantial experience in both financing and strategic transactions. Following its engagement, Leerink Partners contacted 111 parties, inclusive of those who had initially been contacted by the Company’s prior financial advisor, from November 20, 2024 through February 21, 2025 (other than such period from January 7 to January 25, 2025, when the Company was in exclusive negotiations with PJC, as described below). One new party entered into a confidentiality agreement with the Company to facilitate further discussions, which included a standstill provision with standard fall-away rights, including upon the Company’s announcement of entry into a definitive agreement in connection with an acquisition of the Company, and a “don’t ask, don’t waive” provision prohibiting the counterparty from confidentially requesting that the Company release it from its standstill restrictions, but no investors elected to participate in a financing transaction.

The ninth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” on page 18 of the Schedule 14D-9 is amended and supplemented as follows:

On November 21, 2024, the Company Board met, with Company management and representatives of each of Latham and Alvarez & Marsal, the Company’s outside financial consultant, in attendance. Company management provided an update to the Company Board regarding the status of ongoing financing discussions and other considerations with regards to the Company’s cash runway. Company management also discussed the further engagement of Leerink Partners in connection with a strategic transaction and reviewed Leerink Partners’ potential conflicts and disclosures, which had been provided to the Company Board. Following discussion and by unanimous written consent on November 24, 2024, the Company Board authorized and ratified the engagement of Leerink Partners as exclusive financial advisor in connection with a range of potential strategic alternatives, including the sale of the Company via a business combination, merger or a sale of at least a majority of the voting equity securities of the Company, and the following day, the Company executed an additional engagement letter with Leerink Partners in connection therewith.

The tenth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” beginning on page 18 of the Schedule 14D-9 is amended and supplemented as follows:

Between November 22, 2024 and February 4, 2025 (other than such period from January 7 to January 25, 2025, when the Company was in exclusive negotiations with PJC, as described below), representatives of Leerink Partners reached out to 51 parties to explore a potential acquisition of the Company, which companies included PJC and Party A, and in that same timeframe, the Company engaged in discussions with two additional potential investors directly. Thirteen parties entered into confidentiality agreements with the Company to facilitate further discussions regarding a potential acquisition, including PJC and Party A. Six of the confidentiality agreements included standstill provisions with standard fall-away rights, including upon the Company’s announcement of entry into a definitive agreement in connection with an acquisition of the Company, and five of the confidentiality agreements included a “don’t ask, don’t waive” provision prohibiting the counterparty from confidentially requesting that the Company release it from its standstill restrictions. The confidentiality agreement with Party A did not contain a standstill provision. Eight parties, including PJC from December 3 to December 5, 2024 and Party A on December 4, 2024, received management presentations from Company management. Following meetings with Company management, only two parties, PJC and Party A, engaged in further discussions with the Company regarding a potential acquisition of the Company and submitted preliminary proposals.

The twenty-first paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” on page 20 of the Schedule 14D-9 is amended and supplemented as follows:

On December 18, 2024, the Company Board met, with Company management and representatives of each of Leerink Partners and Latham in attendance, to discuss, among other matters, a proposed response to Proposal 2 and to receive a presentation from representatives of Leerink Partners regarding the financial terms in Proposal 2. Following these discussions, the Company Board instructed representatives of Leerink Partners to reach out to PJC to request the removal of certain closing conditions and covenants from Proposal 2. During the meeting, the Company Board also discussed creating a transaction committee in order to promote efficiency and facilitate timely feedback to Company management, the Company Board and PJC (and not because of any actual or potential conflict). Thereafter, the Company Board authorized the creation of a transaction committee comprised of Mike Cloonan, Andrew Obenshain, Richard Paulson and Mark Vachon (the “Transaction Committee”) ~~to evaluate and negotiate the terms of Proposal 2, or any revised indication of interest or further offer to acquire the Company, that might be received from PJC or any other potential counterparty~~, which was authorized and empowered to engage in the evaluation of and discussion with potential acquirers in connection with strategic alternatives available to the Company, including the approval of term sheets and/or proposals, which may include exclusivity obligations, subject to ultimate approval by the Company Board. The members of the Transaction Committee were not paid any compensation in connection with their service on the Transaction Committee. Later that day, representatives from Leerink Partners responded to PJC as authorized by the Company Board.

The thirty-seventh paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” on page 23 of the Schedule 14D-9 is amended and supplemented as follows:

On January 14, 2025, representatives of Orrick connected Latham with representatives of Wachtell, Lipton, Rosen & Katz (“WLRK”), outside counsel to Carlyle, and on the following day, representatives of Latham shared an initial draft of the Company Disclosure Letter with representatives of Orrick and WLRK. Also on January 14, 2025, the Company Board convened a meeting with members of Company management, representatives of Latham and representatives of Leerink Partners to discuss the status of the potential transaction with PJC and the contemplated tender offer structure. On January 17, 2025, representatives of Orrick sent to Latham supplemental diligence requests based on their initial diligence and from the middle of January through February 20, 2025, the Company held numerous calls with PJC, Carlyle and their respective advisors regarding various customary legal diligence topics, including regulatory matters, employment, tax, litigation, operations and intellectual property. ~~Also on January 17, 2025, the Company Board convened a meeting with members of Company management, representatives of Latham and representatives of Leerink Partners to discuss the status of the potential transaction with PJC and the contemplated tender offer structure.~~

The fortieth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” beginning on page 23 of the Schedule 14D-9 is amended and supplemented as follows:

On January 22, 2025, at the direction of Company management following consultation between members of Company management and members of each of the Transaction Committee and the Company Board, representatives of Latham sent revised drafts of the Merger Agreement and CVR Agreement to Orrick, which drafts included revisions, with respect to the Merger Agreement, removing the closing conditions relating to the Company’s accounts payable, indebtedness and cash on hand, each at closing, and reducing the proposed expense reimbursement to $300,000 and Company termination fee to $1.5 million, which the Transaction Committee and the Company Board believed were the lowest amounts PJC would accept following extensive negotiations, as well as certain other revisions throughout the representations, warranties and covenants and, in the CVR Agreement, allowing stockholders to audit and dispute the net sales calculations and to include the indirect sale of the Company’s products by PJC in the net sales metrics. That same day, Hercules sent revisions to the proposed Fifth LSA Amendment to the Company, which, among other things, (A) provided for a 24-hour grace period from any breaches of the minimum cash covenant while Hercules and the Company use good faith efforts to discuss the Company’s return to compliance, (B) proposed increases for certain of the levels set forth in the minimum cash covenant, and (C) proposed that the Company and its successors indemnify Hercules for all tax liabilities or losses suffered by Hercules as a result of the merger transactions.

The forty-ninth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” on page 25 of the Schedule 14D-9 is amended and supplemented as follows:

On February 4, 2025, representatives of Orrick, Latham and WLRK met to discuss the open issues in the Merger Agreement draft, and the following day, representatives of the Company discussed the transaction with each of PJC and Carlyle. During these conversations, representatives of Carlyle notified the Company that it would need until sometime the following week to obtain the internal approvals required to finance the transaction. In addition, on or around that same day, certain executive officers of the Company were informed by PJC that the expectation was that they would not be retained following the Closing; no further post-Closing employment matters were discussed by PJC and Company employees prior to executing the Merger Agreement.

The sixth bullet point in the eleventh paragraph under the heading “Certain Unaudited Prospective Net Revenue Information” beginning on page 35 the Schedule 14D-9 is amended and supplemented as follows:

•

The Company completes a hypothetical equity raise of $100 million in 2025 that would provide sufficient capital for the Company to operate on a standalone basis in accordance with its business plan, even though, as described in the section entitled “– Background and Reasons for the Company Board’s Recommendation – Reasons for the Recommendation of the Company Board”, the Company was unsuccessful in securing such additional financing despite significant efforts.

The seventh paragraph under the heading “Summary of Financial Analyses by Leerink Partners LLC—Introduction” on page 39 of the Schedule 14D-9 is amended and supplemented as follows:

At the direction of the Company, Leerink Partners did not consider the Company’s standalone business plan for purposes of its opinion, including the Net Revenue Projections. The Company advised Leerink Partners that it was unable to fund its standalone business plan and that its plan in the absence of a sale or merger of the Company was to pursue a wind-down of the Company. In this regard, Leerink Partners noted that its efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to providing financing in order to execute the Company’s standalone business plan did not result in any offers to participate in a proposed financing that were deemed acceptable by the Company.

The first paragraph under the heading “General” beginning on page 41 of the Schedule 14D-9 is amended and supplemented as follows:

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to the Company, Parent and their affiliates unrelated to the Transaction, for which Leerink Partners received customary compensation. In the past two years, other than fees and compensation for its services as exclusive financial advisor to the Company in connection with the Transaction, Leerink Partners has not received any fees or compensation from the Company, Parent or their respective affiliates. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to the Company, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of the Company, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

bluebird bio, Inc.

By:	/s/ Andrew Obenshain
Name:	Andrew Obenshain
Title:	President and Chief Executive Officer
Dated:	May 6, 2025